Report of Independent Registered Public
Accounting Firm
The Board of Trustees of
Dreyfus Investment Funds:

We have examined management's assertion, included in the accompanying Management Statement Regarding
Compliance With Certain Provisions of the Investment
Company Act of 1940, that Dreyfus/Standish Global Fixed
Income Fund (the "Fund"), a series of Dreyfus Investment
Funds, complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of December 31, 2016, with respect to securities reflected in the investment accounts of the Fund.
Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with the
standards of the Public Company Accounting Oversight
Board (United States) and, accordingly, included
examining, on a test basis, evidence about the Fund's
compliance with those requirements and performing such
other procedures as we considered necessary in the
circumstances.  Included among our procedures were the
following tests performed as of December 31, 2016, and
with respect to agreement of security purchases and sales,
for the period from November 30, 2016 (the date of the
Fund's last examination) through December 31, 2016:
1.	Obtained The Bank of New York Mellon's (the
"Custodian") security position reconciliations for all
securities held by sub custodians and in book entry form
and verified that reconciling items were cleared in a timely manner;
2.	Confirmation with the Custodian of all securities held,
hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents, if any;
3.	Reconciliation of the Fund's securities to the books and
records of the Fund and the Custodian;
4.	Confirmation of all repurchase agreements, if any, with
broker(s)/bank(s) and/or agreement of corresponding
subsequent cash receipts to bank statements and agreement
of underlying collateral, if any, with the Custodian records;
5.	Agreement of pending purchase activity, if any, for the
Fund as of December 31, 2016 to documentation of
corresponding subsequent bank statements;
6.	Agreement of pending sale activity, if any, for the Fund as
of December 31, 2016 to documentation of corresponding
subsequent bank statements;
7.	Agreement of five security purchases and five security
sales or maturities, or all purchases, sales or maturities, if fewer than five occurred, since our last report, from the books and records of the Fund to corresponding bank
statements;
8.	Review of the BNY Mellon Asset Servicing Custody and
Securities Lending Services Service Organization Control
Reports ("SOC 1 Report") for the period January 1, 2016 to
December 31, 2016 and noted no significant findings were
reported in the areas of Asset Custody and Control.
We believe that our examination provides a reasonable
basis for our opinion. Our examination does not provide a
legal determination on the Fund's compliance with
specified requirements.
In our opinion, management's assertion that the Fund
complied with the requirements of subsections (b) and (c)
of Rule 17f-2 of the Investment Company Act of 1940 as of
December 31, 2016, with respect to securities reflected in
the investment accounts of the Fund is fairly stated, in all material respects.
This report is intended solely for the information and use of management and The Board of Trustees of Dreyfus
Investment Funds, and the Securities and Exchange
Commission and is not intended to be and should not be
used by anyone other than these specified parties.
      /s/ KPMG LLP
New York, New York
October 16, 2017

October 16, 2017
Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of
1940

We, as members of management of Dreyfus/Standish
Global Fixed Income Fund (the "Fund"), a series of
Dreyfus Investment Funds, are responsible for complying with the requirements of subsections (b) and (c) of Rule
17f-2, "Custody of Investments by Registered Management
Investment Companies" of the Investment Company Act of
1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31,
2016, and from November 30, 2016 through December 31,
2016.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2016, and from November 30, 2016, through
December 31, 2016 with respect to securities reflected in the investment accounts of the Fund.

Dreyfus Investment Funds


Jim Windels
Treasurer


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